EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

December 9, 2024

Item 3 News Releases

News releases dated October 23, November 25 and December 9, 2024

Item 4 Summary of Material Change

On October 23, 2024, the Company announced it completed one of its IND-enabling genotoxicity studies of BETR-001. The studies demonstrated that oral BETR-001, even at very high doses, does not show any evidence of bone marrow toxicity or mutagenic (DNA mutation) and clastogenic (chromosome damage) activities. The GLP genotoxicity studies conducted on BETR-001 included in vitro bacterial reverse mutation assay, in vitro micronucleus test, and in vivo micronucleus test in male and female rats. These studies are a critical component of the safety assessment required by the U.S. Food and Drug Administration (FDA) and needed for entry into clinical trials.

In November, the Company announced it completed one of its IND-enabling cardiac safety studies of BETR-001. These GLP in vitro studies demonstrated that BETR-001 has minimal impact on the human ether-a-go-go-related gene (hERG) channel, an important ion channel for cardiac functioning.

On December 9, 2024, the Company announced that legal claims against it and its subsidiary, MedMelior Inc. (“MedMelior”) have concluded in the Company and MedMelior’s favor such that the Company and MedMelior do not have any obligations of any kind regarding this case. The case was originally filed by a former director of MedMelior (formerly Altum Pharmaceuticals) in early 2021 claiming a total of US$12.5 mil in damages. In a series of recent state-court and federal-court decisions, issued by courts in New York, the Company and MedMelior secured dismissals, on grounds of inconvenient forum (forum non conveniens). Following the last of those decisions, this former director noticed a federal appeal. In early November, however, following unsuccessful attempts at settlement, the former executive allowed the time to perfect the appeal to lapse, effectively bringing to an end to the legal campaign in New York without any payment or penalties against the Company and MedMelior. Although the New York courts dismissed these claims on non-substantive grounds, the Company and MedMelior have denied this former director’s substantive allegations.

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Item 5 Full Description of Material Change

Refer to Item 4.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

December 9, 2024

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BetterLife Obtains Favourable Genotoxicity

Data for Oral BETR-001

VANCOUVER, British Columbia, October 23, 2024 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development of BETR-001, a non-hallucinogenic derivative of lysergic acid diethylamide (“LSD”), announced it has completed one of its IND-enabling genotoxicity studies of BETR-001. The studies demonstrated that oral BETR-001, even at very high doses, does not show any evidence of bone marrow toxicity or mutagenic (DNA mutation) and clastogenic (chromosome damage) activities.

The GLP genotoxicity studies conducted on BETR-001 included in vitro bacterial reverse mutation assay, in vitro micronucleus test, and in vivo micronucleus test in male and female rats. These studies are a critical component of the safety assessment required by the U.S. Food and Drug Administration (FDA) and needed for entry into clinical trials.

Dr. Ahmad Doroudian, CEO of BetterLife, commented, “We are very excited about these safety data that demonstrate the lack of genetic risk for our lead drug candidate. BETR-001 is a unique non-hallucinogenic derivative of LSD with robust activity in animal depression and anxiety models without the burden of being hallucinogenic. The clean genotoxicity profile of BETR-001 gets us one step closer to completing our full IND-enabling studies and starting our clinical trials, as soon as the studies conclude.”

The Company also announces that it has issued 200,000 common shares and 200,000 share purchase warrants pursuant to the conversion of convertible debentures totalling $20,000 in principal. Share purchase warrants are exercisable into common shares, on a one-for-one basis, at an exercise price of $0.10 per warrant and expire on October 29, 2026.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non- controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

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BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Obtains Favourable Cardiac Safety

Data for BETR-001

VANCOUVER, British Columbia, November 25, 2024 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development of BETR-001, a non-hallucinogenic derivative of lysergic acid diethylamide (“LSD”), announced it has completed one of its IND-enabling cardiac safety studies of BETR-001. These GLP in vitro studies demonstrated that BETR-001 has minimal impact on the human ether-a-go-go-related gene (hERG) channel, an important ion channel for cardiac functioning.

Dr. Ahmad Doroudian, CEO of BetterLife, commented, “We are very pleased with these hERG safety data. They are fully in line with our previously conducted in vivo cardiac safety telemetry studies. Furthermore, they complement our previously published findings on BETR-001 activity at the 5HT-2B receptor1. Those studies show that, in contrast to LSD and other psychedelics which exhibit robust agonism at the 5HT-2B receptor, BETR-001 is an antagonist at the 5HT-2B receptor. Agonism at the 5HT-2B receptor is linked to cardiac valvulopathy and therefore, undesirable2. The clean cardiac safety profile of BETR-001 gets us one step closer to completing our full IND-enabling studies and starting our clinical trials, as soon as the studies conclude.”

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

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1 Lewis, et al. Cell Reports 2023

2 Hutcheson, et al. Pharmacol Ther 2011

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For further information, please visit BetterLife Pharma.

Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Announces Favorable Outcome in

New York Legal Claims

VANCOUVER, British Columbia, December 9, 2024 - BetterLife Pharma Inc. (“BetterLife”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development of BETR-001, a non-hallucinogenic derivative of lysergic acid diethylamide (“LSD”),  announced that the legal claims against BetterLife and its subsidiary, MedMelior Inc. (“MedMelior”) (collectively, the “Company”) have concluded in the Company’s favor such that the Company does not have any obligations of any kind regarding this case.

The case was originally filed by a former director of MedMelior (formerly Altum Pharmaceuticals) in early 2021 claiming a total of US$12.5 mil in damages. In a series of recent state-court and federal-court decisions, issued by courts in New York, the Company secured dismissals, on grounds of inconvenient forum (forum non conveniens). Following the last of those decisions, this former director noticed a federal appeal.  In early November, however, following unsuccessful attempts at settlement, the former executive allowed the time to perfect the appeal to lapse, effectively bringing to an end to the legal campaign in New York without any payment or penalties against the Company. Although the New York courts dismissed these claims on non-substantive grounds, the Company has denied this former director’s substantive allegations.

Dr. Ahmad Doroudian, CEO of BetterLife commented, “We are very pleased with the resolution of this case. We always believed the case to be without merit and were confident that there will be a successful conclusion for BetterLife and MedMelior.”

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non- controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

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BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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